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                                                               EXHIBIT (4)(a)(3)

                                February 26, 1996



Hunt Manufacturing Co.
One Commerce Square
2005 Market Street
Philadelphia, PA 19103-7085

         RE: Credit Agreement dated as of December 19, 1995 (the
             "Credit Agreement") among Hunt Manufacturing Co. (the "Borrower"), the Guarantors party thereto and NationsBank, N.A., as the sole Lender and as Agent
             ("NationsBank")

Gentlemen:

Reference is made to the Credit Agreement described above. All of the defined terms in the Credit Agreement are incorporated herein by reference.

NationsBank agrees with the Borrower and the Subsidiary Guarantors to amend the Credit Agreement in the following respects:

1. The definition of "Excess Sale Event" in Section 1.1 of the Credit Agreement is amended in its entirety to read as follows:

                  "Excess Sale Event" means, with respect to any sale of assets made pursuant to the terms of Section 8.4(b)(v), the failure of the Borrower to apply (or cause its applicable Subsidiary to apply) an amount equal to the Net Proceeds of such asset sale to the purchase, acquisition or construction of Alternative Assets during the Application Period for such asset sale as contemplated by the terms of
         Section 8.4(b)(v)(B)(1).

2. Section 3.12(a) of the Credit Agreement is amended in its entirety to read as follows:

                  3.12 Pro Rata Treatment. Except to the extent otherwise provided herein:

                  (a) Loans. Each Loan, each payment or prepayment of principal of any Loan or reimbursement obligations arising from drawings under Letters of Credit, each payment of interest on the Loans or



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         reimbursement obligations arising from drawings under Letters of
         Credit, each payment of Facility Fees, each payment of the Standby Letter of Credit Fee, each payment of the Trade Letter of Credit Fee, each reduction of the Revolving Committed Amount and/or Term Loan Committed Amount and each conversion or extension of any Loan, shall be allocated pro rata among the Lenders in accordance with the respective principal amounts of their outstanding Loans and Participation Interests.

3. Section 7.13(b) of the Credit Agreement is amended in its entirety to read as follows:

                  7.13 Ownership of Subsidiaries; Limitation of Foreign Operations.

                                    * * * * *

                           (b)(i) The Borrower and its Domestic Subsidiaries shall own at all times at least 75% of Consolidated Total Assets and
         (ii) as of each Calculation Date, the portion attributable to the Borrower and its Domestic Subsidiaries of Consolidated Net Income for the four quarter then ended shall be at least 75% of Consolidated Net Income for such period; provided, however, that the parties hereto hereby agree that, at such time, if any, as the Foreign Subsidiaries of the Borrower shall have obtained bank financing for their working capital and general corporate needs in such amounts, on such terms (including without limitation intercreditor arrangements between the provider(s) of such financing and the Lenders) and from such lenders as shall be satisfactory to the Required Lenders in their sole reasonable discretion, the Credit Parties and the Lenders shall enter into an agreement amending this Credit Agreement to eliminate this Section 7.13(b).

4. Section 8.4(c) of the Credit Agreement is amended in its entirety to read as follows:

                  8.4 Consolidation, Merger, Sale or Purchase of Assets, etc. The Borrower will not, nor will it permit any of its Subsidiaries to:

                  (c) except as otherwise permitted by Section 8.4(a) and subject to the terms of Section 8.8, acquire all or any portion of the capital stock or securities of any other Person or purchase, lease



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         or otherwise acquire (in a single transaction or a series of related transactions) all or any substantial part of the Property of any other Person if after giving effect on a Pro Forma Basis to such transaction, the Consolidated Leverage Ratio would be greater than 3.00 to 1.00.

5. Section 8.6 of the Credit Agreement is amended in its entirety to read as follows:

                  8.6 Restricted Payments. The Borrower will not, nor will it permit any of its Subsidiaries to, directly or indirectly declare, order, make or set apart any sum for or pay any Restricted Payment, except (i) to make (A) dividends payable solely in the same class of capital stock of such Person and (B) other Restricted Payments payable solely in common stock of such Person, (ii) to make dividends or other distributions payable to the Borrower (directly or indirectly through Subsidiaries of the Borrower), (iii) as permitted by Section 8.7 and
         (iv) other Restricted Payments made by the Borrower, provided that, after giving effect to any such Restricted Payment on a pro forma basis (determined by calculating the Consolidated Fixed Charge Coverage Ratio for the four quarter period ended as of the last day of the most recent fiscal quarter with respect to which the Agent shall have received the Required Financial Information, except that Restricted Payments included in such calculation shall be the Restricted Payment proposed to be made and all other Restricted Payments during the then current fiscal quarter of the Borrower plus all Restricted Payments for the three quarters ending as of the last day of the most recent fiscal quarter), no Default or Event of Default would exist hereunder.

6. Section 9.1(c)(i) of the Credit Agreement is amended in its entirety to read as follows:

                           9.1 Events of Default. An Event of Default shall exist upon the occurrence of any of the following specified events (each an "Event of Default"):

                                    * * * * *

                  (c)      Covenants.  Any Credit Party shall



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                           (i) default in the due performance or observance of
                  any term, covenant or agreement contained in Sections 7.2, 7.9, 7.11, 7.12, 7.13 or 8.1 through 8.14, inclusive, or

All references in the Credit Agreement and the other Credit Documents to the "Credit Agreement" shall be deemed to refer to the Credit Agreement as amended hereby.

NationsBank and the Borrower hereby agree that the foregoing amendments shall be effectuated by inserting appropriate replacement pages into the Credit Agreement as originally executed.

Except as modified hereby, all of the terms and provisions of the Credit Agreement and the other Credit Documents shall remain in full force and effect.

This letter agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

This letter agreement may be executed in one or more counterparts, each of which constitute an original, and all of which taken together shall constitute a single document.

                                           Sincerely,


                                           NATIONSBANK, N.A.,

                                           By:
                                              ---------------------------------

                                           Name:
                                                -------------------------------

                                           Title:
                                                 ------------------------------

                             [Signatures Continued]






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Read and agreed to this 26th
day of February, 1996

HUNT MANUFACTURING CO.

By:____________________________

Title:_________________________


Read and consented to this 26th
day of February, 1996

BEVIS CUSTOM FURNITURE, INC.

By:____________________________

Title:_________________________


HUNT DATA PRODUCTS, INC.

By:____________________________

Title:_________________________


HUNT HOLDINGS, INC.

By:____________________________

Title:_________________________


HUNT X-ACTO, INC.

By:____________________________

Title:_________________________


SEAL PRODUCTS, INC.

By:____________________________

Title:_________________________